November 20, 2006

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036

RE:	Gabelli Global Deal Fund
      333-138141; 811-21969

Dear Mr. Prins:

	We have reviewed the registration statement on Form N-2 filed on behalf of the Gabelli Global Deal Fund, filed with the Securities and
Exchange Commission on October 23, 2006. We have the following comments:

PROSPECTUS

Cover Page

1. Pursuant to Item 1 of Form N-2, please make prominent the statement that the Fund has no operating history and the statement describing the tendency of closed-end fund shares to trade frequently at a discount from net asset value and the risk of loss this creates for investors purchasing shares in the initial public offering.

2. It states that "the Fund`s investment objective is to achieve absolute returns in various market conditions without excessive risk of capital." Please define "absolute returns."

Prospectus Summary

3. Under the heading, "Investment Objectives and Policies," it states that "The Fund may invest, without limitation, in the equity securities of foreign issuers undergoing corporate reorganizations and expects that it will usually have investments in the securities of issuers in at least three countries, including the U.S." The Commission has stated that the term "global" in a fund`s name connotes diversification among investments in a number of countries throughout the world. Please add to the disclosure to make clearer how the Gabelli Global Deal Fund will achieve diversification of its assets among a number of countries. For example, please state the Fund`s policy on investing a minimum percent of assets outside the U.S. and in a number of countries outside the U.S. (See Investment
Company Act Release No. 24828, note 42).

4. Under the heading, "Investment Objective and Policies," it states that "the Fund may utilize hedging strategies, such as short selling and the use of options and futures." It also states that "the Fund will invest at least 80% of its assets in securities or hedging arrangements relating to companies involved in corporate transactions or reorganizations." Please disclose the Fund`s current intentions of selling securities short and investing in options and futures. Please disclose the amount expected of the Fund`s assets that will be invested directly in securities and the amount expected of the Fund`s assets that will be invested in hedging arrangements. In addition, please explain how selling securities short, investing in options and futures, and investing in hedging arrangements are consistent with the Fund`s objective of achieving absolute returns without excessive risk.

5. Under the heading, "Leverage," it states, "the use of borrowing techniques or preferred shares to leverage the common shares may involve greater risk to common shareholders." Please briefly disclose the risks of leverage.

6. Under the heading "Dividends and Distributions," it states that,
"the Board has initially adopted a policy...of paying a minimum annual distribution of [ ]% of the average net asset value of the Fund to its common shareholders. Due to the Fund`s anticipated high turnover ratio, a substantial portion of the Fund`s distribution may consist of short-term capital gains." Please explain how this distribution policy complies with Section 19 of the Investment Company Act of 1940.

7. Under the heading, "Use of Proceeds," please state the amount of time it will take to "use the net proceeds from the offering to purchase portfolio securities in accordance with its investment objective and policies." Please conform to the disclosure elsewhere in the filing that states "the investment of the proceeds is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund`s anticipated investment period extending to as long as six months."

8. Under the heading, "Industry Concentration Risk" and elsewhere in the filing, it states that "the Fund is not subject to a 25% limitation in the proportion of its total assets invested in securities in a single industry to the extent that the Investment Adviser believes attractive investment opportunities in corporate reorganizations are concentrated in an industry." The policy seems to give the Fund the freedom of action to concentrate in an industry.
Freedom of action to concentrate (or not concentrate), in other than
U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act of 1940, unless the statement of investment policy clearly indicates when and under what specific conditions any changes between concentration and non-concentration will be made. Clearly disclose that the Fund will either (1) not concentrate in any industry, (2) will concentrate and specify the industries in which the Fund will concentrate, or (3) will concentrate under specific conditions and specify the industries in which the Fund will concentrate. If the Fund will concentrate in a specified industry under specific conditions, please disclose when and under what specific conditions any changes between concentration and non-concentration will be made. (See Comment No. 19).

9. Under the heading, "Lower Grade Securities," it states that "the
Fund may make unlimited investments in fixed income securities rated below investment grade." Please state the minimum rating in which the Fund may invest. Later in the prospectus it states, "As part of its investment in lower grade securities, the Fund may invest in securities of issuers in default."

10. Please add the risk of high portfolio turnover to the "Risk
Factors and Special Considerations" section of the Prospectus
Summary.

Investment Objective and Policies

11. It states that the Fund will invest "primarily in merger arbitrage transactions and, to a lesser extent, in corporate reorganizations involving stubs, spin-offs and liquidations." In selecting securities in which to invest, will the Fund have limited availability due to competition from other institutional investors?
If so, please include this information in the Investment Objective and Policies section, and also provide the appropriate risk.

Certain Investment Practices

12. Under the heading "Derivatives," it states that "the Fund expects that it will invest in these types of instruments primarily for hedging and risk management purposes and that its investments in derivatives and short sales for purposes unrelated to corporate transactions or reorganizations will not exceed 5% of its total assets." Please modify this disclosure to include the limit (% of assets) that the Fund may invest in derivatives that are related to corporate transactions or reorganizations.

Special Risks of Derivative Transactions

13. Under the heading, "Forward Currency Exchange Contracts," it states that "there is no independent limit on the Fund`s ability to invest in foreign currency exchange contracts."  Please explain what
is meant by "independent limit."   In addition, please disclose
the
Fund`s current intentions of investing in forward currency exchange contracts (i.e. % of assets that may be invested in forward currency exchange contracts).

14. If appropriate, please add the risk (as disclosed in the prospectus of the Gabelli ABC Fund) that "many companies in the past several years have adopted so-called "poison pill" and other defensive measures. Such measures may limit the amount of securities in any one issuer that the Fund may buy. This may limit tender offers, or other non-negotiated offers for a company, and/or prevent competing offers."

Fees of the Investment Adviser

15. It states that "the Investment Adviser will be entitled to receive an annual performance fee as of the end of each calendar year if the total return of the fund on its common shares during the calendar year in question exceeds the total return of the T-Bill Index (plus 3%) compounded quarterly on the same dates as the Fund`s quarterly ex-dividend dates (or at the end of the quarter if no dividend is paid) during the same period." Pursuant to Section 205 of the Advisers Act of 1940, the investment performance of the investment company should be measured against the investment record of an appropriate index of securities prices. Please provide to us legal analysis of why the T-Bill Index is an appropriate index for the Fund which invests primarily in equity securities. (See Investment Company Act Release No. 7113).

Description of the Shares

16. On page A-25, it states that "the Fund`s net asset value per share will be reduced immediately following the offering of common shares by the amount of the sales load and organizational and offering expenses paid by the Fund." However, it states on page A-31 that "the Investment Adviser has agreed to pay all of the Fund`s organizational expenses." Please make clear on page A-25 that the Investment Adviser, and not the Fund, will pay the organizational expenses.

Special Note Regarding Forward-Looking Statements

17. The section titled "Special Note Regarding Forward-Looking Statements" (page A-32), attempts to limit liability for forward-looking statements. Please delete attempts to limit liability. Statements relating to investment companies and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. (See Section 21E(b)(2)(B) &
(D) of the Securities Exchange Act of 1934).

Corporate Bond Ratings

18. As noted above, because the Fund may invest in defaulted securities, please include a description of the relative rating for
Moody`s Investors Services, Inc. and Standard and Poors Ratings
Services for defaulted securities.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions

19. Investment restriction (1) states that "the Fund may not invest more than 25% of its total assets, taken at market value at the time of each investment, in the securities of issuers in any particular industry unless the Investment Adviser believes that attractive investment opportunities in corporate reorganizations are concentrated in such industry." As stated above, the policy seems to give the Fund the freedom of action to concentrate in an industry. Freedom of action to concentrate (or not concentrate), in other than
U.S. government securities, pursuant to management investment discretion, without shareholder approval, has generally been considered by the staff to be prohibited by Sections 8(b)(1) and 13(a)(3) of the Investment Company Act of 1940. Clearly disclose that the Fund will either (1) not concentrate in any industry, (2) will concentrate and specify the industries in which the Fund will concentrate, or (3) will concentrate under specific conditions and specify the industries in which the Fund will concentrate. If the Fund will concentrate in a specified industry under specific conditions, please disclose when and under what specific conditions any changes between concentration and non-concentration will be made.
(See Comment No. 8).

20. Investment restriction (5) states that "the Fund may not borrow money, except to the extent permitted by applicable law." Either here or elsewhere in the Statement of Additional Information, as appropriate, please disclose the amount of borrowing permitted under the applicable law and also disclose the Fund`s current intentions of borrowing. (Same comment for investment restriction (6) concerning issuing senior securities).

Investment Advisory and Administrative Arrangements

21. Under the heading, "Compensation Structure," please disclose the
Fund`s benchmark.

Portfolio Holdings Information

22. Please explain to us the purpose for disclosing the Fund`s portfolio holdings information on a monthly basis to the Investment
Company Institute.


GENERAL

23. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.
24. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the Fund`s final pre-effective amendment.
25. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.


TANDY LETTER

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, please furnish a letter acknowledging that
* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

   We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


			*		*		*		*
     If you have any questions about these comments, please call me at 202-551-6957.

								Sincerely,



								Laura E. Hatch
								Staff Accountant

Richard T. Prins, Esq.
November 20, 2006
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